United States securities and exchange commission logo





                              September 4, 2020

       Michael Jebsen
       President and Chief Financial Officer
       Tenax Therapeutics, Inc.
       ONE Copley Parkway, Suite 490
       Morrisville, NC 27560

                                                        Re: Tenax Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 20,
2020
                                                            File No. 333-248201

       Dear Mr. Jebsen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed August 20, 2020

       General

   1.                                                   We note that the forum
selection provision contained in your certificate of
                                                        incorporation
identifies the Court of Chancery of the State of Delaware and North
                                                        Carolina state courts
as the exclusive forums for certain litigation, including any derivative action.
 Please disclose whether this provision applies to actions arising under the Securities Act or
Exchange Act. In that regard, we note that Section 27 of the
                                                        Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder, and
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought
to enforce any duty or liability created by the Securities Act or the rules and regulations
thereunder. Please revise your disclosure to describe the provision,
 Michael Jebsen
Tenax Therapeutics, Inc.
September 4, 2020
Page 2
      discuss its risks and other impacts on investors, and address any uncertainty about the applicability of the provision. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Jebsen
                                                             Division of
Corporation Finance
Comapany NameTenax Therapeutics, Inc.
                                                             Office of Trade &
Services
September 4, 2020 Page 2
cc:       Margaret N. Rosenfeld
FirstName LastName